_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2009

Commission File Number 001-31303

BLACK HILLS CORPORATION
RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION
625 NINTH STREET
PO BOX 1400
RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009 –	11

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	12

EXHIBIT INDEX	13

SIGNATURE	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosures under the
Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Black Hills Corporation Retirement Savings Plan
Rapid City, South Dakota

We have audited the accompanying statements of net assets available for benefits of the Black Hills Corporation Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 23, 2010

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Cash	$5,336	$66
Participant-directed investments — at fair value	120,509,104	48,397,075
Receivables:
Employee contribution	-	136
Employer contribution	55,419	65,111
Dividends	18,738	14,372

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	120,588,597	48,476,760

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	(89,598)	435,568

NET ASSETS AVAILABLE FOR BENEFITS	$120,498,999	$48,912,328

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

NET ASSETS AVAILABLE FOR BENEFITS –
Beginning of year	$48,912,328	$63,483,035

INCREASE (DECREASE) DURING THE YEAR:
Participant contributions	6,281,440	5,466,447
Participant rollovers	242,754	1,142,518
Employer contributions	2,798,565	2,085,172
Interest and dividends	2,470,493	841,984
Net appreciation (depreciation) in fair value of investments	8,653,381	(19,060,739)
Administrative expenses	(11,619)	(4,200)
Distributions to participants	(3,695,130)	(5,141,550)
Transfer to Plan	54,846,787	93,909
Other	-	5,752

NET INCREASE (DECREASE)	71,586,671	(14,570,707)

NET ASSETS AVAILABLE FOR BENEFITS – End of Year	$120,498,999	$48,912,328

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following is not a comprehensive description of the Black Hills Corporation Retirement Savings Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan.  Readers should refer to the Plan and related documents for more complete information.

General — The Plan is a defined contribution plan for eligible employees of Black Hills Corporation and certain subsidiary companies (the “Company”).  The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined.  The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the “Code”).

Plan Administration — Charles Schwab Trust Company serves as custodian and record keeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”).  The Committee is the trustee of the Plan.

Eligibility and Vesting — Employees meeting certain criteria, as defined, are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pre-tax salary reduction contributions. Participants for all Company subsidiaries except Cheyenne Light, Fuel and Power vest 20% per year in employer matching contributions until reaching five years of service.  At that time, these participants are 100% vested in employer matching contributions.  Cheyenne Light, Fuel and Power participants are immediately vested in employer matching contributions.  Participants also become fully vested in employer matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — The maximum percentage of compensation an employee could contribute to the Plan was 50%, with an annual maximum contribution of $16,500 for 2009 and 100% with an annual maximum contribution of $15,500 for 2008, as provided by the Code.  There is no limit to how often participants may change their contribution percentages.  Amounts contributed are invested at the discretion of plan participants in any of the 18 investment options offered by the Plan or individual investments as directed by the participant.  The Plan also allows catch-up contributions in accordance with Internal Revenue Service (IRS) guidelines.

Rollover Contributions — The Plan received $242,754 and $1,142,518 in rollover transfers from other qualified plans in 2009 and 2008, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contribution into various investment options offered by the Plan.

Participant Loans — The Plan contains a loan provision that allows participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances at an interest rate of 1% over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years for general loans and fifteen years for residential loans.  During 2009 and 2008, interest rates on outstanding participant loans ranged from 4.25% to 10.50%.  Loans are prohibited for terminated employees.

Distributions to Participants — Employee account balances are distributable upon retirement, disability, hardship, termination from the Company, or death.  Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or as installment payments over a period of no more than 10 years.

Forfeited Accounts — Forfeitures from participants who have terminated from the Plan prior to attaining 100% vesting rights are used to reduce the Company’s annual matching contributions. During 2009 and 2008, forfeitures of $121,004 and $83,365, respectively, were used to reduce the Company’s annual matching contribution.

Amendments and Merger — In October of 2009, the Company approved an amendment to merge the Cheyenne Light, Fuel and Power Company Retirement Savings Plan (“CLFP Plan”) and the Black Hills Utility Holdings, Inc. Retirement Savings Plan (“BHUH Plan”) into the Plan. All Participant rights, provisions and investment options in the CLFP Plan and BHUH Plan were maintained in the Plan.

Accounting Pronouncements --  In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, codified in FASB ASC 855, Subsequent Events, herein referred to as “ASC 855” to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC Topic 855, provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for interim and annual periods ending after June 15, 2009. The adoption of ASC 855 did not have an impact on the Plan’s financial statement disclosures.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent), herein referred to as “ASU No. 2009-12,” which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (“NAV”). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. ASU No. 2009-12 requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. The adoption did not have a material impact on the fair value determination and disclosure of applicable investments as shown in Footnote 2.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Common stock is valued at the closing market prices reported on the active market in which the individual securities are traded.  The units of the common collective investment trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets as traded on an exchange and active markets.  Money market funds are valued including estimates for accrued interest and dividend income.  The trading price and liquidity of money funds are also monitored as additional support for determining the fair value of those instruments.  Participant loans are valued at the outstanding loan balances and management’s judgment regarding the risk associated with these loans, which are borrowed against a limited portion of assets held in participant accounts.

The stable value fund (the “Fund”) is a collective trust fund sponsored by Charles Schwab Trust Company.  The beneficial interest of each participant is represented by units.  The net asset value for each unit class of the Fund is calculated daily by dividing the net assets applicable to each unit class by the respective number of units outstanding for that class. Deposits to and withdrawals from the Fund may be made daily at the current net asset value per unit.

Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their beginning-of-year market value.  Unrealized appreciation or depreciation of the investments represents changes in the market value of investments in the current year.

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Common stock	$294,116	$(3,892,379)
Mutual funds	8,082,755	(15,559,201)
Common collective investment trusts	276,510	390,841

Total	$8,653,381	$(19,060,739)

Purchases and sales of securities are reflected on a trade-date basis.  Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.

In accordance with Accounting Standards Codification (ASC) 962-325, Plan Accounting — Defined Contribution Plans for Investments — Other, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. Fair value of the contract was calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Plan Expenses — Administrative expenses of approximately $292,831 and $205,035 were paid by the Company in 2009 and 2008, respectively.  Administrative expenses for loan fees are paid by the individual plan participant and are reflected in the statement of changes in net assets available for benefits within Administrative expenses.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Ultimate results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds.  Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	FAIR VALUE MEASURES

Accounting standards for compensation-retirement benefits provide a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and also require disclosures and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value (ASC 820, Fair Value Measurements and Disclosures). The fair value hierarchy ranks the quality and reliability of the information used to determine fair values giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Plan is able to classify fair value balances based on the observability of inputs. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 — Unadjusted quoted prices available in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 — Pricing inputs include quoted prices for identical or similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources.

As required by accounting standards for fair value disclosure, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect its placement within the fair value hierarchy levels. The following tables set forth, by level within the fair value hierarchy, the assets that were accounted for at fair value on a recurring basis as of December 31, 2009 and 2008:

	At Fair Value as of December 31, 2009
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds	$92,867,885	$-	$-	$92,867,885
Common stock	9,495,219	-	-	9,495,219
Money market	-	322	-	322
Common collective investment
trusts	-	13,074,748	-	13,074,748
Self-directed money market	-	364,831	-	364,831
Self-directed mutual funds	875,928	-	-	875,928
Self-directed common stock	507,351	-	-	507,351
Self-directed investment trust	-	306,828	-	306,828
Participant loans	-	-	3,015,992	3,015,992

Total investments measured at
fair value	$103,746,383	$13,746,729	$3,015,992	$120,509,104

	At Fair Value as of December 31, 2008
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds	$31,010,413	$-	$-	$31,010,413
Common stock	6,540,199	-	-	6,540,199
Money market	-	340	-	340
Common collective investment
Trusts	-	8,971,951	-	8,971,951
Self-directed money market	-	205,799	-	205,799
Self-directed mutual funds	592,191	-	-	592,191
Self-directed common stock	261,291	-	-	261,291
Self-directed investment trust	-	90,186	-	90,186
Participant loans	-	-	724,705	724,705

Total investments measured at
fair value	$38,404,094	$9,268,276	$724,705	$48,397,075

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	Participant Loans
	2009	2008
Balance - beginning of period	$724,705	$1,078,076

Issuances, repayments, transfers and settlements - net	2,291,287	(353,371)

Balance - end of period	$3,015,992	$724,705

4.	INVESTMENTS

The investment options of the Plan at December 31, 2009, included a Charles Schwab Stable Value Fund, Vanguard mutual funds, common stock of the Company, and other investments as self-directed by participants.  Units (shares) of the various investment funds are valued daily at net asset value (which equals market value).  The investment options are participant-directed and participants may change their investment elections daily.

The investments that represent 5% or more of the Plan’s net assets as of December 31 consist of the following:
	2009	2008

Schwab Stable Value Fund (at contract value)	$12,985,150	$9,407,519
Vanguard Extended Market Index Fund	7,973,309	4,474,956
Vanguard Institutional Index Fund	14,490,006	9,513,563
Vanguard Total Bond Market Index Fund		3,709,563
Vanguard Target Retirement 2015 Fund	12,376,405
Vanguard Target Retirement 2020 Fund	11,221,376
Vanguard Target Retirement 2025 Fund	10,359,992
Vanguard Target Retirement 2030 Fund	6,143,690
Vanguard Total International Stock Index Fund	8,031,381	4,741,316
Black Hills Corporation common stock	9,495,219	6,540,199

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right to amend or terminate the Plan at any time.  Upon termination of the Plan, participants become 100% vested and all assets will be distributed among the participants in accordance with plan provisions.

6.	TAX STATUS

The IRS has determined and informed the Company by a letter dated October 9, 2001, that the Plan was designed in accordance with applicable  Code requirements. The Plan has been amended and restated since receiving the determination letter.  However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the Plan continues to be tax-exempt.  The plan sponsor has timely filed for a new determination letter in April of 2010.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Charles Schwab funds and Black Hills Corporation common stock.  These transactions qualify as exempt party-in-interest transactions.

At December 31, 2009 and 2008, the Plan held 356,561 and 242,589 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $9,810,473 and $5,255,522, respectively.  The market value of these shares totaled $9,495,219 and $6,540,199 at December 31, 2009 and 2008, respectively.  During the years ended December 31, 2009 and 2008, the Plan recorded dividend income from this investment of $412,477 and $323,243, respectively.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008

Net assets available for benefits per the financial statements	$120,498,999	$48,912,328

Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	89,598	(435,568)

Net assets available for benefits per the Form 5500	$120,588,597	$48,476,760

For the year ended December 31, the following is a reconciliation of net investment income (loss) per the financial statements to the Form 5500:

	2009	2008

Total net investment income (loss) per the financial
Statements	$11,123,874	$(18,213,003)

Change in investment income (loss) for fair value of fully
benefit-responsive investment contracts	525,166	(460,789)

Total income (loss) on investments per the Form 5500	$11,649,040	$(18,673,792)

9.	SUBSEQUENT EVENT

Effective January 1, 2010, in conjunction with the partial freeze of our defined benefit pension plans, the Company amended the Plan.  This amendment covers all employees with the exception of the bargaining unit employees of Black Hills Power, Cheyenne Light, Fuel and Power Company and certain other employees grandfathered under a prior defined benefit plan election.  The amendment provides for a matching contribution of 100% of the eligible employee’s annual contribution up to a maximum of 6% of eligible compensation.  The amendment also provides certain eligible participants an age and service-based additional employer contribution.

******

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN
(EIN: 46-0458824) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (Held at End of Year)
AS OF DECEMBER 31, 2009

		Current
Description	Cost**	Value

MONEY MARKET FUND:
Schwab U.S. Treasury Money Fund*		$322

COLLECTIVE TRUST:
Schwab Stable Value Fund*		13,074,748

MUTUAL FUNDS:
Vanguard Extended Market Index Fund		7,973,309
Vanguard Inflation-Protected Securities Fund		1,895,166
Vanguard Institutional Index Fund		14,490,006
Vanguard REIT Index Fund		1,171,724
Vanguard Total Bond Market Index Fund		5,678,011
Vanguard Total International Stock Index		8,031,381
Vanguard Target Retirement Income Fund		1,042,711
Vanguard Target Retirement 2010 Fund		3,915,476
Vanguard Target Retirement 2015 Fund		12,376,405
Vanguard Target Retirement 2020 Fund		11,221,376
Vanguard Target Retirement 2025 Fund		10,359,992
Vanguard Target Retirement 2030 Fund		6,143,690
Vanguard Target Retirement 2035 Fund		3,634,986
Vanguard Target Retirement 2040 Fund		2,306,235
Vanguard Target Retirement 2045 Fund		2,050,147
Vanguard Target Retirement 2050 Fund		577,270

Total mutual funds		92,867,885

COMMON STOCK – Black Hills Corporation*		9,495,219

SELF-DIRECTED ACCOUNTS		2,054,938

PARTICIPANT LOANS, WITH INTEREST RATES RANGING FROM
4.25% - 10.50% —Maturity dates extending through January 11, 2013*		3,015,992

		$120,509,104
__________________________
*	Denotes party-in-interest
**	Cost is not required for participant-directed accounts.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation
Retirement Savings Plan

	By:	/s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer

Date: June 23, 2010